Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below) and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is being made to all holders of Shares. Purchaser (as defined below) is not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If Purchaser becomes aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to U.S. state statute, it will make a good faith effort to comply with any such law. If, after such good faith effort, it cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In those jurisdictions, if any, where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Iconix Brand Group, Inc.

at

$3.15 Per Share in Cash,

Pursuant to the Offer to Purchase dated July 2, 2021

by

Iconix Merger Sub Inc.

a wholly-owned subsidiary of

Iconix Acquisition LLC

Iconix Merger Sub Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Iconix Acquisition LLC (“Parent”), a Delaware limited liability company, is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Iconix Brand Group, Inc. (“Iconix”), a Delaware corporation, at a price per Share of $3.15, in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase. This offer is being made upon the terms and subject to the conditions set forth in the offer to purchase, dated July 2, 2021 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M. (NEW YORK CITY TIME) AT THE END OF THE DAY ON
FRIDAY, JULY 30, 2021, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Tendering stockholders who are record owners of Shares and who tender directly to Continental Stock Transfer & Trust Company (the “Depositary and Paying Agent”) in accordance with the terms of the Offer will not be obligated to pay brokerage fees or commissions on the sale of Shares pursuant to the Offer. Stock transfer taxes with respect to the transfer and sale of any Shares will be withheld and deducted from the purchase price of such Shares purchased as set forth in Instruction 6 of the Letter of Transmittal. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if they will be charged any service fees or commissions.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 11, 2021, by and among Iconix, Parent and Purchaser (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”).

Subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including the tendering of a sufficient number of Shares into the Offer, Purchaser will be merged with and into Iconix (the “Merger”), with Iconix continuing as the surviving corporation and as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). The closing of the Merger (the “Closing”) will take place as promptly as practicable following the consummation of the Offer (the date and time of Purchaser’s acceptance of Shares tendered for payment, the “Acceptance Time”), but in any event no later than the first business day following the satisfaction or waiver of the conditions to Closing set forth in the Merger Agreement or such other date as Parent and Iconix mutually agree in writing. At the Closing, Purchaser will merge with and into Iconix, with Iconix surviving as a wholly-owned subsidiary of Parent, pursuant to the provisions of Section 251(h) of the General Corporation Law of the State of Delaware (“Delaware Law”), with no stockholder approval required to consummate the Merger.

Each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than any Shares (i) that are owned by or held in the treasury of Iconix, or owned by Parent or any direct or indirect wholly-owned subsidiaries of Iconix or Parent, including Purchaser, or (ii) in respect of which appraisal rights were perfected in accordance with Section 262 of the Delaware Law, will be automatically converted into the right to receive an amount in cash equal to the Offer Price without interest and subject to any applicable withholding taxes.

The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is not subject to any financing condition. The Offer is subject to the satisfaction or waiver of the following conditions set forth in the Merger Agreement (the “Offer Conditions”): (i) there shall have been validly tendered in the Offer and not validly withdrawn that number of Shares (together with any Shares owned by affiliates of Parent and Purchaser, including approximately 5,459,226 Shares converted by us from the Purchased Convertible Notes (as defined in the Offer to Purchase) to represent at least a majority of the Shares issued and outstanding as of the Expiration Time (the “Minimum Condition”); (ii) any waiting period applicable to the Transactions under the HSR Act shall not have expired or been terminated (which condition is inapplicable because the parties to the Merger Agreement have determined that no filing pursuant to the HSR Act is required in connection with the Transactions); (iii) there shall not be any law or governmental order (whether temporary, preliminary or permanent) in effect preventing, restraining, enjoining, making illegal or otherwise prohibiting the consummation of the Offer or the Merger; (iv) Iconix’s representations and warranties contained in the Merger Agreement shall be true and correct (subject to de minimis, materiality and Material Adverse Effect (as described in Section 11—“The Merger Agreement; Other Agreements,” “Material Adverse Effect” of the Offer to Purchase) qualifiers); (v) Iconix shall have performed or complied with, in all material respects, each obligations, agreements or covenants that are to be performed or complied with by it under the Merger Agreement at or prior to the Expiration Time; (vi) since the date of the Merger Agreement, no Material Adverse Effect shall have occurred and be continuing; (vii) Iconix shall have delivered to Parent a certificate, signed by an executive officer of Iconix, certifying that conditions to the Offer set forth in the Merger Agreement have been satisfied; and (viii) the Merger Agreement shall not have been terminated in accordance with its terms.

THE BOARD OF DIRECTORS OF ICONIX UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

Iconix’s Board of Directors has unanimously: (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) are fair to, and in the best interests of, Iconix and its stockholders, (ii) determined that it is in the best interests of Iconix and its stockholders, and declared it advisable, to enter into the Merger Agreement, (iii) approved the execution and delivery of the Merger Agreement by Iconix, the performance by Iconix of its covenants and agreements contained therein and the consummation of the Offer, the Merger and the other Transactions and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Upon the terms and subject to the conditions to the Offer (as described in the Offer to Purchase), Purchaser will accept for payment and thereafter pay for all Shares validly tendered and not properly withdrawn prior to 11:59 P.M., New York City time, on July 30, 2021 (the “Expiration Time”), unless the Offer is extended (in which case the term “Expiration Time” will mean the latest date and time at which the Offer, as so extended) or terminated. Pursuant to the Merger Agreement: (i) Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for the minimum period required by any applicable rule, regulation, interpretation or position of the SEC or the staff thereof or NASDAQ; (ii) if, as of any then-scheduled Expiration Time, any Offer Conditions (other than the Minimum Condition) is not satisfied and has not been waived in accordance with the terms hereof, Purchaser may extend the Offer on one or more occasions in consecutive increments of up to 10 business days each (or such longer or shorter period as the parties may agree); (iii) if, as of the then-scheduled Expiration Time, all of the Offer Conditions have been satisfied or waived except that the Minimum Condition has not been satisfied, Purchaser shall, and Parent shall cause Purchaser to extend the Offer on one or more occasions in consecutive increments of up to 10 business days each, provided, in no event will we be required to extend the Offer on more than two occasions (but may elect to do so in its sole and absolute discretion); (iv) Purchaser may extend the Offer for a period of one business day in order to convert all or a portion of the Purchased Convertible Notes (as defined in the Offer to Purchase) into Shares in accordance with the terms of the Merger Agreement; and (v) if, as of a then-scheduled Expiration Time (x) all of the conditions of Offer have been satisfied or waived, (y) the full amount of the Debt Financing (as defined in the Offer to Purchase) necessary to pay the Required Amount (as defined in the Offer to Purchase) has not been funded and will not be funded at the consummation of the Offer and at the closing of the Merger (other than as a result of a breach or failure to perform by Parent or Purchaser of certain financing representations and warranties or financing covenants) and (z) Purchaser and Parent acknowledge and agree that Iconix may, at and at any time following the initial extension of the Offer as described in this clause, terminate the Merger Agreement and receive from Parent a termination fee as further described therein, then Purchaser may extend the Offer for one period of up to five business days, in order to permit the funding of the full amount of the Debt Financing necessary to pay the Required Amount. Purchaser is not required to, and without Iconix’s written consent is not permitted to, extend the Offer beyond the earlier to occur of (i) the date of the valid termination of the Merger Agreement in accordance with its terms and (ii) October 13, 2021 (the “Extension Deadline”). Purchaser’s obligation to extend the Offer is further limited as described below and in the Offer to Purchase. For purposes of the Offer, as provided under the Securities Exchange Act of 1934, as amended (together with all rules and regulations promulgated thereunder, the “Exchange Act”), a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser may increase the Offer Price and waive any Offer Condition (to the extent waivable). However, pursuant to the Merger Agreement, Purchaser has agreed that it will not, without the prior written consent of Iconix, (i) reduce the maximum number of Shares sought pursuant to the Offer (except in connection with any Equitable Adjustment (as defined below)), (ii) reduce the Offer Price (except in connection with any Equitable Adjustment), (iii) accelerate or modify the Expiration Time (except as required or permitted by the Merger Agreement), (iv) change the form of consideration, (v) change the Offer in a way that imposes any conditions or requirements to the Offer in addition to the Offer Conditions, or amends or supplements any Offer Condition or any of the other terms of the Offer in any manner materially and adversely affecting, or that would reasonably be expected to have a material and adverse effect on, any of the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent the consummation of the Offer or prevent or materially impair the ability of Parent or Purchaser to consummate the Transactions (provided that Purchaser expressly reserves the right to waive any of the Offer Conditions (other than the Minimum Condition)), (vi) provide any “subsequent offering period” (or any extension of any subsequent offering period) within the meaning of Rule 14d-11 promulgated under the Exchange Act (except as required or permitted by the Merger Agreement) or (vii) amend or waive the Minimum Condition.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as soon as practicable by public announcement thereof. In the case of an extension of the Offer, such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time. Each of the time periods described in this and the foregoing three paragraphs shall be calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when Purchaser gives oral or written notice to the Depositary and Paying Agent of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price with the Depositary and Paying Agent, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders of record whose Shares have been accepted for payment. Under no circumstances will interest with respect to the Shares purchased pursuant to the Offer be paid, regardless of any extension of the Offer or delay in making such payment.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary and Paying Agent of:

•
for Shares held as physical certificates, the certificates representing tendered Shares, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal, which must be received by the Depositary and Paying Agent before the Expiration Time;

•
for Shares held directly in book-entry form in an account with Iconix’s transfer agent, either a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in lieu of such Letter of Transmittal, and any other required documents, which must be received by the Depositary and Paying Agent, and such Shares must be delivered according to the book-entry transfer procedures described in the Offer to Purchase, in each case before the Expiration Time;

•
for Shares held through a broker, dealer, commercial bank, trust company or other nominee, the stockholder must contact such nominee and give instructions to tender such Shares; and

•
for Shares tendered by a Notice of Guaranteed Delivery (as defined in the Offer to Purchase), the tendering stockholder must comply with the guaranteed delivery procedures.

Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time on or before the Expiration Time. In addition, pursuant to Section 14(d)(5) of the Exchange Act, the Shares may be withdrawn at any time after August 31, 2021, which is the 60th day after the date of the Offer, unless prior to that date Purchaser has accepted for payment the Shares tendered in the Offer.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary and Paying Agent at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary and Paying Agent, then, before the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered according to the procedures for book-entry transfer of Shares held through The Depository Trust Company (“DTC”), any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares and otherwise comply with the DTC’s procedures.

Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, Shares that have been properly withdrawn may be re-tendered at any time prior to the Expiration Time by following one of the procedures described in the Offer to Purchase.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion. Purchaser reserves the absolute right to reject any and all tenders determined by Purchaser not to be in proper form or the acceptance for payment of which may, upon the advice of counsel, be unlawful.

None of Purchaser, Parent, the Depositary and Paying Agent, the Information Agent (as defined below) or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by Purchaser in its sole discretion.

Iconix has provided Purchaser its list of stockholders with security position listings for the purpose of dissemination of the Offer to holders of Shares as of a recent date. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Iconix’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies or other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The receipt of Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. For a more detailed description of the material U.S. federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its tax advisor about the particular tax consequences to such holder of tendering or exchanging Shares pursuant to the Offer or the Merger or exercising appraisal rights.

The Offer to Purchase, the Letter of Transmittal and Iconix’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Board of Directors of Iconix and the reasons therefor) contain important information. Stockholders should carefully read these documents in their entirety before making a decision with respect to the Offer.

The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent at its telephone number and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

Except as set forth in the Offer to Purchase, neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

[Alliance Advisors logo]

Alliance Advisors, LLC

200 Broadacres Drive

Bloomfield, New Jersey 07003

Shareholders, Banks and Brokers

Call Toll-Free: 833-501-4701

E-Mail: ICON@allianceadvisors.com

July 2, 2021

Wall Street Journal—7.19” x 21”

1236 Alliance Advisors
MayaType LLC  (203) 659-0088
Description: Iconix Acquisition LLC Tender Offer
File: 1236-Iconix
06/30/2021                            Proof 5 4 3